(Exemption No: 82-5117)

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED ("SATS")

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Release Date Announcement Details

- SING LUN HOLDINGS LIMITED
- SINGA SECURED ASSETS LIMITED
- SINGAMAS CONTAINER HOLDINGS LIMITED
- SINGAPORE AIRLINES LTD
- SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

- Feb 17 2004 Annoucement Pursuant to Rule 306 of the SGX-ST Listing Manual
- Feb 17 2004 Operating Data for January 2004
- Feb 05 2004 NEWS RELEASE : RECOVERY CONTINUES IN THIRD QUARTER
- Feb 05 2004 Financial Statements for the Third Quarter Ended 31 December 2003
- Jan 15 2004 SATS Operating Data for December 2003
- Dec 12 2003 OPERATING DATA FOR NOVEMBER 2003
- Dec 11 2003 MEDIA RELEASE: New Client - Qatar Airways

MASNET No. 65 OF 17.02.2004
Announcement No. 65

SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Annoucement Pursuant to Rule 306 of the SGX-ST Listing Manual

The attached file contains the Quarterly Report of the Directors of the Company, referred to in Rule 309 (3) of the Listing Manual. The Quarterly Report has been lodged with the Trustee.

Clause 15R_Dec 03.pdf

Submitted by Annabelle Yip, Company Secretary on 17/02/2004 to the SGX

SATS

To Singapore Exchange Securities Trading Limited
2 Shenton Way, #19-00,
SGX Centre 1,
Singapore 068804

DBS Trustee Ltd
6 Shenton Way,
DBS Building Tower 1, #36-02
Singapore 068809
Investment Banking - Trust Services
Att'n: Ms Ong Yim Lye/Mr Dinesh Menon

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
$500 MILLION MEDIUM TERM NOTE PROGRAMME ("THE PROGRAMME")
TRUST DEED DATED 26 MARCH 2001 ("THE TRUST DEED")

We, Edmund Cheng Wai Wing and Michael Tan Jiak Ngee, being two directors of Singapore Airport Terminal Services Limited ("the Issuer"), hereby confirm that for the quarter ending 31 December 2003:

(i) the limits on liabilities or borrowings as prescribed by the Trust Deed have not been exceeded;

(ii) the Issuer has observed and performed all the covenants and obligations binding on it pursuant to the Trust Deed and the Notes;

(iii) no Event of Default has occurred;

(iv) no material trading or capital loss has been sustained by the Group;

(v) no circumstances materially affecting the Group have occurred which adversely affect the Notes;

(vi) no additional contingent liabilities have been incurred by the Group, and no contingent liability of the Group has matured or is likely to mature within the next 12 months which will materially affect the Issuer in its ability to repay the Notes;

(vii) there has been no change in any accounting method or method of valuation of assets or liabilities of the Group;

(viii) no circumstances have arisen which render adherence to the existing method of valuation of assets or liabilities of the Issuer and/or the Group misleading or inappropriate; and

(ix) no substantial change in the nature of the business of the Issuer and/or the Group has taken place since the date of the Trust Deed.

All words and expressions used in this letter shall bear the meanings as set out in the Trust Deed.

Dated: 14 January 2004

Edmund Cheng Wai Wing
Chairman

Michael Tan Jiak Ngee
Director

MASNET No. 49 OF 17.02.2004
Announcement No. 49

SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Operating Data for January 2004

This is the SATS operating data for January 2004:

Year on Year Comparison	January 2004	January 2003	% change
Unit Services Handled ('000)	6.22	6.72	- 7.4
Flights Handled ('000)	5.98	6.46	- 7.4
Cargo/Mail Processed ('000 tonnes)	101.82	111.77	- 8.9
Passengers Handled ('M)	2.16	2.11	+ 2.1
Unit Meals Produced ('M)	1.53	1.55	- 1.5
Gross Meals Produced ('M)	1.99	1.96	+ 1.3

* unit services & flights handled - relate to Apron handling

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:

More passengers were handled in January 2004 compared to a year ago. However, flights handled and cargo tonnage processed have not yet reached the levels seen last year.

Issued by:
Investor Relations Dept
Singapore Airport Terminal Services Ltd (SATS)

Tel: 65-65418153
Fax: 65-65418154

Submitted by Annabelle Yip, Company Secretary on 17/02/2004 to the SGX

MASNET No. 27 OF 05.02.2004
Announcement No. 27

SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

NEWS RELEASE : RECOVERY CONTINUES IN THIRD QUARTER

SATS-News Release-Financial Results-3QFY2003-04.pdf

Submitted by Annabelle Yip Wai Ping, Company Secretary on 05 February 2004 to the SGX

No. 01/04 5 February 2004

NEWS RELEASE ON FINANCIAL RESULTS FOR 3RD QUARTER ENDED 31 DECEMBER 2003

RECOVERY CONTINUES IN THIRD QUARTER

MAIN POINTS OF THE SATS GROUP'S RESULTS

• Operating profit	$67.9 million	(+26.7%)
• Profit before tax	$79.2 million	(+23.4%)
• Profit attributable to shareholders	$61.6 million	(+21.5%)
• Earnings per share	6.2 cents	(+21.5%)
• Share of profits from associated companies	$10.8 million	(+9.1%)
• Shareholders' funds	$1,178.3 million	

Note: *The SATS Group's unaudited financial results for the third quarter ending 31* December 2003 were announced on 5 February 2004. A summary of the financial and operating statistics is shown in Annex A. (All monetary figures are in Singapore Dollars. The Group comprises the parent holding unit, its subsidiaries and associated companies).

GROUP EARNINGS

Third Quarter FY2003-04

The Group increased its profitability in the third quarter. Revenue was 3.0% lower than the same quarter last year. Expenditure was also lower by 11.2% year-on-year mainly because no provision for bonus has been made this year and expenditure on overtime and allowances was lower. Staff costs declined by $20.1 million or 18.7%.

Operating profit was $67.9 million, an increase of 26.7% over the same quarter last year. Profit before tax at $79.2 million was 23.4% higher.

Share of profits from our associated companies reached $10.8 million, an increase of $0.9 million or 9.1% over the same period last year. Associated companies contributed 13.6% of our Group profit before tax.

Profit attributable to shareholders increased by $10.9 million, an increase of 21.5% to $61.6 million.

9 Months FY2003-04

Although expenditure was 10.8% lower in April – December 2003 than the same period last year, revenue declined by 11.9% to $628.9 million, primarily due to the outbreak of SARS in the first quarter. As a result, operating profit fell by $27.0 million or 15.4% compared to the first nine months of FY2002-03. Profit before tax declined by 15.6% to $167.7 million.

Share of profits from our associated companies improved by $2.5 million, or 10.4% to $26.5 million. These companies contributed 15.8% of our Group profit before tax.

Profit attributable to shareholders declined by 17.1%, to $140.4 million.

GROUP FINANCIAL POSITION (as at 31 December 2003)

Shareholders' funds of the Group stood at $1,178.3 million, which was 8.4% (+$91.5 million) higher than at 31 March 2003.

Net asset value per share for the Group was $1.17 as at 31 December 2003, a marginal increase of 8.5 cents or 7.8% compared to 31 March 2003.

The Group's total assets increased $44.5 million (+2.7%) to $1,716.6 million.

Total debt of the Group was $252.6 million, up from $247.4 million as at 31 March 2003. The debt equity ratio was 0.21 at 31 December 2003, compared to 0.23 as at 31 March 2003.

GROUP OPERATING PERFORMANCE

Traffic recovery following the outbreak of SARS continued in the October to December 2003 quarter. Operating data improved in the third quarter compared to the previous quarter:

	3Q FY2003-04 Oct-Dec 2003	2Q FY2003-04 Jul-Sep 2003	% change
Passengers handled ('M)	6.33	5.66	11.8
Meals produced ('M)	5.67	5.21	8.8
Flights handled ('000)	17.33	15.17	14.3
Cargo processed ('000 tonnes)	367.94	346.87	6.1

However, compared to the same quarter last year, operating data for the third quarter did not improve. Flights that were suspended or cancelled because of SARS in the first quarter, were not fully restored to the levels seen in the previous year. The comparison with the third quarter last year is as follows:

	3Q FY2003-04 Oct-Dec 2003	3Q FY2002-03 Oct-Dec 2002	% change
Passengers handled ('M)	6.33	6.34	(0.1)
Meals produced ('M)	5.67	5.66	0.1
Flights handled ('000)	17.33	19.07	(9.1)
Cargo processed ('000 tonnes)	367.94	377.76	(2.6)

OUTLOOK

Flight frequencies and passenger loads are expected to continue to increase in the last quarter of FY2003-04, barring any incident that adversely affects air travel. However, profit for the whole financial year is still expected to be lower than last year due to the impact of SARS in the first quarter.

With increased competition in the aviation industry and the anticipated entry of a third ground handling company, our profit margins are expected to come under pressure. The company is prepared to meet this challenge and expand our earnings through better cost management, efficiency improvement and delivery of premium value service to our customers.

Investor and Media Contacts:

Mah Tze Chiang
Investor Relations Manager SATS
Tel: (65) 6541-8150 (office hours)
Tel: (65) 9487-7498 (after office hours)
Fax: (65) 6541-8154
Email: tzechiang_mah@singaporeair.com.sg
URL: www.sats.com.sg

Terence Foo
Gavin Anderson & Co
Tel: (65) 6339-9110 (office hours)
Tel: (65) 9878-8787 (after office hours)
Fax: (65) 6339-9578
Email: tfoo@gavinanderson.com.sg

No. 01/04

Annex A
5 February 2004

FINANCIAL STATISTICS

GROUP ($ million)	3rd Qtr 2003-04	3rd Qtr 2002-03	9 Months 2003-04	9 Months 2002-03
Total revenue	240.9	248.4	628.9	714.0
Total expenditure	(173.0)	(194.8)	(480.2)	(538.3)
Operating profit	67.9	53.6	148.7	175.7
Non-operating items	11.3	10.6	27.0	22.9
Exceptional expenditure	-	-	(8.0)	-
Profit before taxation	79.2	64.2	167.7	198.6
Profit attributable to shareholders	61.6	50.7	140.4	169.3
Earnings per share (cents) -- basic	6.2	5.1	14.0	16.9
-- diluted [R1]	6.1	5.1	14.0	16.9

	As at 31 Dec 2003	As at 31 Mar 2003
Share capital	100.6	100.0
Distributable reserve	1,067.7	985.2
Non-distributable reserve:		
Share premium	8.3	-
Statutory reserve	1.7	1.6
Shareholders' funds	1,178.3	1,086.8
Net asset value per share ($)	1.17	1.09
Total assets	1,716.6	1,672.1
Total debt	252.6	247.4
Debt equity ratio	0.21	0.23

[R1] Based on weighted average number of shares in issue during the periods after adjusting for dilution of shares due to the Employee Share Option Plan.

No. 01/04

Annex A
5 February 2004
Page 2 of 2

OPERATING STATISTICS

	3rd Qtr 2003-04	3rd Qtr 2002-03	9 Months 2003-04	9 Months 2002-03
Passengers handled ('millions)	6.33	6.34	15.22	18.55
Meals produced ('millions)	5.67	5.66	14.17	16.75
Flights handled ('thousands)	17.33	19.07	45.62	56.31
Cargo processed ('thousand tonnes)	367.94	377.76	1,044.54	1,096.70



Meals Produced ('M)
FY2002/2003
FY2003/2004
Month



No. of Passengers Handled ('M)
FY2002/2003
FY2003/2004
Month



Flights Handled ('000)
FY2002/2003
FY2003/2004
Month



Tonnage of Cargo & Mail Handled ('000)
FY2002/2003
FY2003/2004
Month

MASNET No. 14 OF 05.02.2004
Announcement No. 14

SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Financial Statements for the Third Quarter Ended 31 December 2003

Attached is an annoucement to Singapore Exchange Securities Trading Limited on financial results for the third quarter ended 31 December 2003, for Singapore Airport Terminal Services Limited ("SATS") and its subsidiaries.

SATS-Financial Results-3QFY2003-04.pdf

Submitted by Annabelle Yip Wai Ping, Company Secretary on 05 February 2004 to the SGX

UNAUDITED RESULTS FOR THE THIRD QUARTER ENDED 31 DECEMBER 2003

1(a) An income statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

PROFIT AND LOSS ACCOUNTS (in $ million)
for the third quarter and 9 months ended 31 December 2003

	THE GROUP			
	3rd Quarter		9 Months	
	2003-04	2002-03	2003-04	2002-03
REVENUE	240.9	248.4	628.9	714.0
EXPENDITURE				
Staff costs	(87.6)	(107.7)	(243.1)	(283.9)
Cost of raw materials	(18.9)	(18.4)	(46.8)	(51.3)
Licensing fees	(16.9)	(17.7)	(44.0)	(51.0)
Depreciation charges	(15.6)	(15.2)	(46.0)	(45.4)
Company accommodation and utilities	(13.1)	(15.1)	(41.9)	(41.4)
Other costs	(20.9)	(20.7)	(58.4)	(65.3)
	(173.0)	(194.8)	(480.2)	(538.3)
OPERATING PROFIT	67.9	53.6	148.7	175.7
Interest on borrowings	(1.5)	(1.5)	(4.5)	(4.4)
Interest income	1.2	1.2	3.8	2.8
Dividend from long-term investment	0.7	0.7	0.7	0.7
Amortisation of goodwill	(0.2)	(0.2)	(0.7)	(0.7)
Amortisation of deferred income	0.3	0.5	1.2	0.5
Share of profits of associated companies	10.8	9.9	26.5	24.0
PROFIT BEFORE EXCEPTIONAL ITEM	79.2	64.2	175.7	198.6
Exceptional item*	-	-	(8.0)	-
PROFIT BEFORE TAXATION	79.2	64.2	167.7	198.6
Taxation - Current tax	(18.7)	(15.6)	(41.9)	(39.3)
- Deferred tax	1.1	2.1	14.5	(7.8)
- Adjustment for reduction in Singapore corporate tax rate	-	-	-	17.8
	(17.6)	(13.5)	(27.4)	(29.3)
PROFIT AFTER TAXATION	61.6	50.7	140.3	169.3
Minority Interests	-	-	0.1	-
PROFIT ATTRIBUTABLE TO SHAREHOLDERS	61.6	50.7	140.4	169.3

Notes :

(i) Profit after taxation is arrived at after crediting/(charging):

	THE GROUP			
	3rd Quarter		9 Months	
	2003-04	2002-03	2003-04	2002-03
Foreign exchange gain/(loss)	(1.2)	(2.3)	(2.8)	(4.0)
Adjustments for over provision of tax in respect of prior years	-	-	11.7	17.8

* Cost of retrenchment and early retirement scheme

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

BALANCE SHEETS (in $ million)
At 31 December 2003

	THE GROUP		THE COMPANY	
	31.12.2003	31.03.2003	31.12.2003	31.03.2003
Share capital				
Authorised	200.0	200.0	200.0	200.0
Issued and fully-paid	100.6	100.0	100.6	100.0
Share premium	8.3	-	8.3	-
Distributable reserves				
Revenue reserve	1,064.4	978.8	680.1	619.8
Foreign currency translation reserve	3.3	6.4	-	-
Non-distributable reserve				
Statutory reserve	1.7	1.6	-	-
Shareholders' funds	1,178.3	1,086.8	789.0	719.8
Minority interests	2.6	2.8	-	-
Deferred taxation	89.3	103.9	45.7	51.5
Loan from immediate holding company	46.3	46.0	46.3	46.0
Term loan	3.1	0.8	-	-
Deferred income	30.1	31.9	30.1	31.9
	1,349.7	1,272.2	911.1	849.2
Represented by:-				
Fixed assets				
Leasehold land and buildings	585.2	593.3	568.2	587.6
Progress payments	20.6	17.3	0.1	0.7
Others	193.3	207.0	3.0	1.8
	799.1	817.6	571.3	590.1
Subsidiaries	-	-	43.3	43.3
Associated companies	130.6	130.3	95.2	95.2
Long-term investments	7.9	7.9	7.9	7.9
Goodwill	8.4	9.2	-	-
Loan to third parties	46.3	46.0	46.3	46.0
Deferred taxation	-	0.1	-	-
Current assets				
Trade debtors	61.7	67.4	1.1	0.5
Other debtors	9.3	29.1	5.1	25.9
Related companies	282.7	238.6	207.1	185.7
Associated companies	0.8	1.1	0.8	1.1
Stocks	9.8	10.1	0.4	0.5
Short-term non-equity investments	137.6	117.8	137.6	117.8
Bank fixed deposits	211.9	182.2	211.9	182.2
Cash and bank balance	10.5	14.8	5.8	6.1
	724.3	661.1	569.8	519.8
Less: Current liabilities				
Term loan	0.8	0.6	-	-
Bank overdraft – secured	2.4	-	-	-
Trade creditors	78.5	104.7	5.0	4.2
Other creditors	31.0	30.6	22.8	21.2
Related companies	-	-	184.1	211.1
Notes payable	200.0	200.0	200.0	200.0
Provision for taxation	54.2	64.1	10.8	16.6
	366.9	400.0	422.7	453.1
Net current assets	357.4	261.1	147.1	66.7
	1,349.7	1,272.2	911.1	849.2

1(b) (ii) Aggregate amount of group's borrowings and debt securities (In $ million)

Amount repayable in one year or less, or on demand

As at 31.12.2003		As at 31.03.2003	
Secured *	Unsecured	Secured	Unsecured
2.6	200.6	-	200.6

Amount repayable after one year

As at 31.12.2003		As at 31.03.2003	
Secured *	Unsecured	Secured	Unsecured
2.8	46.6	-	46.8

Details of any collateral

* Secured by a first legal mortgage on the building located at 22 Senoko Way occupied by subsidiary, M/s Country Foods Pte Ltd.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

CONSOLIDATED CASH FLOW STATEMENTS (in $ million)
for the third quarter and 9 months ended 31 December 2003

	THE GROUP			
	3rd Quarter		9 Months	
	2003-04	2002-03	2003-04	2002-03
Cash flows from operating activities				
Profit before taxation	79.2	64.2	167.7	198.6
Adjustments for:				
Interest income	(1.2)	(1.2)	(3.8)	(2.8)
Interest on borrowings	1.5	1.5	4.5	4.4
Dividend from long-term investment	(0.7)	(0.7)	(0.7)	(0.7)
Depreciation of fixed assets	15.6	15.2	46.0	45.4
Unrealised foreign exchange loss	1.1	1.9	2.3	3.7
Gain on sale of fixed assets	-	-	(0.1)	-
Share of results of associated companies	(10.8)	(9.9)	(26.5)	(24.0)
Amortisation of goodwill	0.2	0.2	0.7	0.7
Amortisation of deferred income	(0.3)	(0.5)	(1.2)	(0.5)
Operating profit before working capital changes	84.6	70.7	188.9	224.8
(Increase)/decrease in debtors	(4.1)	(4.3)	8.0	(1.5)
(Increase)/decrease in stocks	(1.4)	(1.2)	0.3	(2.3)
(Increase)/decrease in amounts owing by related companies	(11.0)	(15.4)	(10.3)	3.9
Increase/(decrease) in creditors	1.6	42.7	(34.1)	43.4
Increase in amounts due from associated companies	-	(0.4)	-	(0.3)
Cash generated from operations	69.7	92.1	152.8	268.0
Interest paid to third parties	-	-	(3.0)	(3.0)
Tax paid	(15.4)	(25.0)	(28.8)	(49.5)
Net cash provided by operating activities	54.3	67.1	121.0	215.5
Cash flows from investing activities				
Purchase of fixed assets	(3.7)	(5.4)	(22.0)	(8.4)
Acquisition of subsidiary company, net of cash acquired	-	(0.5)	-	(0.5)
Repayment of loan from associated companies	0.1	0.1	0.3	0.7
Dividends from associated companies	10.5	6.4	18.8	13.6
Dividends from long-term investment	0.7	0.7	0.7	0.7
Proceeds from sale of fixed assets	-	-	0.3	3.5
Interest received from deposits	1.2	1.7	3.6	3.2
Increase in short-term non-equity investments	(8.5)	-	(19.8)	-
Net cash provided by /(used in) investing activities	0.3	3.0	(18.1)	12.8
Cash flows from financing activities				
Proceeds from/(repayment of) term loan	2.2	(1.8)	4.8	(2.0)
Repayment of hire purchase creditor	-	-	-	(0.2)
Proceeds from issuance of new shares	3.0	-	8.9	-
Dividends paid	(23.5)	(23.4)	(54.7)	(54.6)
Net cash used in financing activities	(18.3)	(25.2)	(41.0)	(56.8)
Net increase in cash and cash equivalents	36.3	44.9	61.9	171.5
Effects of exchange rate changes	(1.1)	(1.9)	(2.3)	(3.7)
Cash and cash equivalents at beginning of the period	374.6	378.8	350.2	254.0
Cash and cash equivalents at end of the period	409.8	421.8	409.8	421.8

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (in $ million)
for the third quarter ended 31 December 2003

	Share Capital	Share Premium	Revenue Reserve	Statutory Reserve	Foreign Currency Translation Reserve	Total Share-holders' Equity
THE GROUP						
Balance at 1 October 2002	100.0	-	905.7	1.6	6.9	1,014.2
Foreign currency translation adjustment	-	-	-	-	(1.1)	(1.1)
Net gain/(loss) not recognised in the profit and loss accounts	-	-	-	-	(1.1)	(1.1)
Profit attributable to shareholders for the period	-	-	50.7	-	-	50.7
Dividends, net	-	-	(23.4)	-	-	(23.4)
Balance at 31 December 2002	100.0	-	933.0	1.6	5.8	1,040.4
Balance at 1 October 2003	100.4	5.5	1,026.3	1.7	5.7	1,139.6
Issue of new shares	0.2	2.8	-	-	-	3.0
Foreign currency translation adjustment	-	-	-	-	(2.4)	(2.4)
Net gain/(loss) not recognised in the profit and loss accounts	-	-	-	-	(2.4)	(2.4)
Profit attributable to shareholders for the period	-	-	61.6	-	-	61.6
Dividends	-	-	(23.5)	-	-	(23.5)
Balance at 31 December 2003	100.6	8.3	1,064.4	1.7	3.3	1,178.3
THE COMPANY						
Balance at 1 October 2002	100.0	-	448.5	-	-	548.5
Profit attributable to shareholders for the period	-	-	189.8	-	-	189.8
Dividends, net	-	-	(23.4)	-	-	(23.4)
Balance at 31 December 2002	100.0	-	614.9	-	-	714.9
Balance at 1 October 2003	100.4	5.5	607.0	-	-	712.9
Issue of new shares	0.2	2.8	-	-	-	3.0
Profit attributable to shareholders for the period	-	-	96.6	-	-	96.6
Dividends	-	-	(23.5)	-	-	(23.5)
Balance at 31 December 2003	100.6	8.3	680.1	-	-	789.0

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

SHARE CAPITAL AND OPTIONS ON SHARES IN THE COMPANY

(i) The issued and paid-up capital of the Company increased from S$100,384,090 as at 30 September 2003 to S$100,572,078 as at 31 December 2003. The increase was due to new ordinary shares of S$0.10 each of the Company ("Shares") allotted and issued pursuant to the exercise of options granted under the SATS Employee Share Option Plan ("Plan"), which comprises the Senior Executive Share Option Scheme for senior executives and the Employee Share Option Scheme for all other employees.

(ii) As at 31 December 2003, options to subscribe for a total of 69,518,100 Shares were outstanding under the Plan. As at 31 December 2002, options to subscribe for a total of 62,023,000 Shares were outstanding under the Plan.

(iii) The movement of options to subscribe for Shares granted under the Plan during the period 1 October to 31 December 2003 was as follows:

Date of grant	Balance at 1.10.2003	Cancelled	Exercised	Balance at 31.12.2003	Exercise price	Expiry date
28.3.2000	17,686,300	74,600	-	17,611,700	S$2.50	27.3.2010
3.7.2000	13,710,200	34,525	110,425	13,565,250	S$2.10	2.7.2010
2.7.2001	11,143,200	61,600	1,733,050	9,348,550	S$1.54	1.7.2011
1.7.2002	15,005,800	88,500	36,400	14,880,900	S$1.90	30.6.2012
1.7.2003	14,132,500	20,800	-	14,111,700	S$1.77	30.6.2013
	71,678,000	280,025	1,879,875	69,518,100		

2 Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.

The figures have not been audited or reviewed.

3 *Where the figures have been audited or reviewed, the auditor's report* (including any qualifications or emphasis of matter).

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The same accounting policies and methods of computation have been applied.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

Not applicable.

6 Earning per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	THE GROUP			
	3rd Quarter		9 Months	
	2003-04	2002-03	2003-04	2002-03
Earnings per share (cents):				
(i) Basic *	6.2	5.1	14.0	16.9
(ii) Diluted #	6.1	5.1	14.0	16.9

* Based on weighted average number of fully paid shares in issue.

\# Based on weighted average number of fully paid shares in issue after adjusting for dilution of shares under the employee share option plan.

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current financial period reported on and (b) immediately preceding financial year.

	THE GROUP		THE COMPANY	
	31.12.2003	31.03.2003	31.12.2003	31.03.2003
Net asset value per ordinary share (cents)	117.2	108.7	78.5	72.0

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:- (a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors and (b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

GROUP EARNINGS

8(a)(i) <u>Financial highlights for third quarter ended 31 December 2003</u>

Net Profit and Operating Profit

For the quarter under review, the Group's profit after tax and minority interests was $61.6 million, compared to $50.7 million for the corresponding quarter ended 31 December 2002. The Group's operating profit for the current quarter amounted to $67.9 million, compared to $53.6 million in the previous corresponding quarter.

Balance Sheet

Shareholders' equity for the Group increased from $1,086.8 million as at 31 March 2003 to $1,178.3 million as at 31 December 2003. The increase was from the accumulated profits of $140.4 million, less dividend of $54.7 million paid during the year, and additional paid up capital of $8.9 million arising from staff exercising the share options. Working capital for the Group also increased $96.3 million as a result.

The Company has a $200 million fixed rate note maturing on 29 March 2004.

Cash Flow

The net cash inflow for the Group amounted to $36.3 million for the third quarter ended 31 December 2003 compared to $44.9 million in the same quarter in the previous financial year. The increase was mainly due to cash inflow from operations of $54.3 million and offset by the payment of interim dividend of $23.5 million. In the third quarter ended 31 December 2002, cash inflow from operations and interim dividend amounted to $67.1 million and $23.4 million respectively.

8(a)(ii) Detailed financial analysis for third quarter ended 31 December 2003

Operating Revenue

The segmental revenue and its composition are summarised as follow:

	3rd Quarter 2003-04		3rd Quarter 2002-03			
	$Million	%	$Million	%	% Change	
Inflight catering	101.6	42.2	106.6	42.9	-	4.7
Ground handling	113.8	47.2	121.3	48.8	-	6.2
Security Services	16.2	6.7	12.5	5.0	+	29.6
Others #	9.3	3.9	8.0	3.3	+	16.3
Total	240.9	100.0	248.4	100.0	-	3.0

\# Other services include airline laundry services, cargo delivery, manufacturing of frozen processed food, and leasing of office space to airline clients and cargo agents.

The Group's operating revenue for the current quarter was $240.9 million, a decrease of 3.0% compared to $248.4 million in the corresponding quarter last year. The decrease was mainly because flights cancelled during SARS outbreak had not been fully restored.

Revenue from inflight catering reduced 4.7% from $106.6 million to $101.6 million in the third quarter ended 31 December 2003 because some airlines were uplifting lower value meals.

Revenue from ground handling dropped 6.2% from $121.3 million to $113.8 million because of lesser number of flights handled and lower cargo volume handled in the current quarter October to December 2003.

Revenue from aviation security services increased $3.7 million (+29.6%) mainly from the new security screening services rendered at the airport's gate hold room from September 2003.

Revenue from other services increased $1.3 million (+16.3%) from $8.0 million to $9.3 million.

Operating Expenditure

Total operating expenditure for the Group decreased 11.2% to $173.0 million for the current reporting period compared to $194.8 million in the previous corresponding quarter.

Staff costs decreased 18.7% to $87.6 million for the current quarter compared to $107.7 million in the same period last year because no provision for bonus has been made this year and expenditure on overtime and allowances was lower.

The decrease in costs was also partly due to lower licensing fees as a result of lower revenue generated, reduction in utilities charges and lower building and equipment maintenance costs.

Share of Profits from Associated Companies

Share of profits from overseas through associated companies increased 9.1% from $9.9 million to $10.8 million for the quarter ended 31 December 2003. This represents 13.6% of the Group's profit before tax.

8(b) <u>9 months ended 31 December 2003</u>

For the 9 months ended 31 December 2003, the Group's profit after tax and minority interests was $140.4 million, a decrease of 17.1% from $169.3 million a year ago. The Group's operating profit for the 9 months in the current financial year 2003-04 amounted to $148.7 million, was lower compared to $175.7 million in the same period in the previous year. This was because of the impact arising from the SARS outbreak during March to June 2003.

9 Whether a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

Not applicable.

10 A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

10.1 Flight frequencies and passenger loads are expected to continue to increase in the last quarter of FY2003-04, barring any incident that adversely affects air travel. However, profit for the whole financial year is still expected to be lower than last year due to the impact of SARS in the first quarter.

10.2 With increased competition in the aviation industry and the anticipated entry of a third ground handling company, our profit margins are expected to come under pressure. The company is prepared to meet this challenge and expand our earnings through better cost management, efficiency improvement and delivery of premium value service to our customers.

11 Dividends

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? No.

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? No.

(c) Date Payable

Not applicable.

(d) Books Closure Date

Not applicable.

12 If no dividend has been declared/recommended, a statement to that effect.

Not applicable.

13 Interested Person Transactions

13.1 The interested person transactions conducted in the third quarter and 9 months ended 31 December 2003 are listed below:

Name of Interested Person	Aggregate value of all interested person transactions entered into during the periods below (excluding transactions of value less than S$100,000 and transactions conducted under the shareholders' mandate pursuant to Rule 920)		Aggregate value of all interested person transactions entered into during the periods below under the shareholders' mandate pursuant to Rule 920 (excluding transactions of value less than S$100,000)	
	3rd Quarter under review 2003-04 $'000	1st 9 Months 2003-04 $'000	3rd Quarter under review 2003-04 $'000	1st 9 Months 2003-04 $'000
Premas International Ltd	-	-	2,180	2,180
Invo-Tech Engineering Pte Ltd	-	-	1,900	4,384
Keppel Electric Pte Ltd	-	-	1,680	1,680
SIA Engineering Company Limited	-	-	154	154
Singapore Airlines Limited	-	-	-	4,257
NCS Communications Engineering Pte Ltd	-	-	-	2,728
SembCorp Power Pte Ltd	-	-	-	1,463
CET Technologies Pte Ltd	-	-	-	974
SIA Properties Pte Ltd	-	-	-	276
Singapore Food Industries Ltd	-	-	-	117
SembCorp Logistics Ltd	-	255	-	-
Total	-	255	5,914	18,213

BY ORDER OF THE BOARD
Annabelle Yip Wai Ping
Company Secretary
5 February 2004
Singapore

MASNET No. 24 OF 15.01.2004
Announcement No. 24

SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

SATS Operating Data for December 2003

This is the SATS operating data for December 2003:

Year on Year Comparison	December 2003	December 2002	% change
Unit Services Handled ('000)	6.27	6.85	- 8.4
Flights Handled ('000)	5.94	6.54	- 9.2
Cargo/Mail Processed ('000 tonnes)	116.26	121.69	- 4.5
Passengers Handled ('M)	2.30	2.31	- 0.5
Unit Meals Produced ('M)	1.53	1.59	- 3.6
Gross Meals Produced ('M)	1.98	2.00	- 1.1

Month on Month Comparison	December 2003	November 2003	% change
Unit Services Handled ('000)	6.27	6.26	0.2
Flights Handled ('000)	5.94	5.80	2.4
Cargo/Mail Processed ('000 tonnes)	116.26	122.95	- 5.4
Passengers Handled ('M)	2.30	2.06	11.7
Unit Meals Produced ('M)	1.53	1.48	3.6
Gross Meals Produced ('M)	1.98	1.88	5.2

* unit services & flights handled - relate to Apron handling

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:

Operating data declined in December 2003 as compared to the same month last year. However, compared to the previous month November 2003, the number of flights and passengers handled as well as meals produced grew in December 2003 to the highest volumes seen for the past nine months.

Issued by:

Investor Relations Dept
Singapore Airport Terminal Services Ltd (SATS)

Tel: 65-65418153
Fax: 65-65418154

Submitted by Annabelle Yip, Company Secretary on 15/01/2004 to the SGX

MASNET No. 35 OF 12.12.2003
Announcement No. 35

SATS SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

OPERATING DATA FOR NOVEMBER 2003

This is the SATS operating data for November 2003:

Year on Year Comparison	November 2003	November 2002	% change
Unit Services Handled ('000)	6.26	6.51	- 3.8
Flights Handled ('000)	5.80	6.19	- 6.3
Cargo/Mail Processed ('000 tonnes)	122.95	127.08	- 3.3
Passengers Handled ('M)	2.06	1.99	+ 3.4
Unit Meals Produced ('M)	1.48	1.44	+ 2.7
Gross Meals Produced ('M)	1.88	1.79	+ 5.0

Month on Month Comparison	November 2003	October 2003	% change
Unit Services Handled ('000)	6.26	6.08	+ 2.9
Flights Handled ('000)	5.80	5.59	+ 3.9
Cargo/Mail Processed ('000 tonnes)	122.95	128.73	- 4.5
Passengers Handled ('M)	2.06	1.97	+ 4.2
Unit Meals Produced ('M)	1.48	1.43	+ 3.2
Gross Meals Produced ('M)	1.88	1.80	+ 4.4

* unit services & flights handled - relate to Apron handling

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

COMMENTARY:

Passengers handled and meals processed have increased in November 2003 compared to a year ago – the first year-on-year increase seen for the past 8 months.

On a month-to-month comparison, operating data for November 2003 continued to improve, except for cargo/mail processed.

Issued by:
Investor Relations Dept
Singapore Airport Terminal Services Ltd (SATS)
Tel: 65-65418153
Fax: 65-65418154

Submitted by Annabelle Yip, Company Secretary on 12/12/2003 to the SGX

MASNET No. 16 OF 11.12.2003
Announcement No. 16

SATS

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

MEDIA RELEASE: New Client - Qatar Airways

SATS WELCOMES QATAR AIRWAYS TO CHANGI

Qatar Airways is one of the fastest growing airlines in the world, sees Singapore as an important business and tourism destination

Singapore, December 11 2003 – Doha-based Qatar Airways will today become the 44th airline customer of Singapore Airport Terminal Services (SATS) Limited, the leading provider of integrated ground handling and catering services at Singapore Changi Airport.

Qatar Airways flight QR638 from Doha will touch down for the first time at Changi Airport at 11:00 hrs.

Qatar Airways Chief Executive Officer, Mr. Akbar Al Baker, said Singapore was a particularly important destination for the airline.

"Singapore is a thriving centre for commerce and industry, and with the increasingly mobile and entrepreneurial lifestyle of the Middle East, I see it becoming a very important destination in our extensive network."

Qatar Airways will fly from Doha to Singapore and on to Cebu, Philippines three times a week, leaving Doha on Tuesdays, Wednesdays and Saturdays. Singapore and Cebu will be the fast-growing airline's seventh and eighth Far East destination respectively in a network spanning 48 destinations.

The addition of Qatar Airways to SATS' list of customers comes as the travel and tourism industry continues to show signs of sustainable recovery.

SATS Catering Chief Executive, Mr. Joseph Chew gave Qatar Airways a warm welcome, saying its rapid growth was a good sign for the airline industry. "We are very proud to be providing Qatar Airways with comprehensive ground handling and inflight catering services at Singapore Changi Airport," Mr Chew said.

Ends.

About Singapore Airport Terminal Services (SATS)

The Singapore Airport Terminal Services (SATS) Group is the leading provider of integrated ground handling and airline catering services at Singapore Changi Airport. SATS' network of ground handling and airline catering operations spans 14 airports in the Asia Pacific region. SATS' services include airfreight handling, airline catering, passenger services, baggage handling, ramp handling, aviation security and airline linen laundry. SATS, a subsidiary of Singapore Airlines (SIA), has been listed on the Singapore Exchange since May 2000.

For more information on SATS, please visit www.sats.com.sg

For further details, please contact:

Nick Bryant
Gavin Anderson & Company
Main: (65) 6339 9110
Direct: (65) 6424 6958
Fax: (65) 6339 9578
Mobile: (65) 9369 3046
Email: nbryant@gavinanderson.com.sg

or

Mah Tze Chiang
Singapore Airport Terminal Services Ltd
Tel: (65) 6541 8150
Fax: (65) 6541 8154
Email: tzechiang_mah@singaporeair.com.sg

Submitted by Annabelle Yip, Company Secretary on 11/12/2003 to the SGX

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Biz-Filing with Registry of Companies and Businesses

Date of Filing	Form
19 February 2004	Lodgment Of Return Of Allotment Of Share -- 7,800 shares
19 February 2004	Lodgment Of Return Of Allotment Of Share -- 13,000 shares
19 February 2004	Lodgment Of Return Of Allotment Of Share -- 11,800 shares
18 February 2004	Lodgment Of Return Of Allotment Of share -- 13,600 shares
18 February 2004	Lodgment Of Return Of Allotment Of Share -- 10,400 shares
18 February 2004	Lodgment Of Return Of Allotment Of Share -- 18,000 shares
9 February 2004	Lodgment Of Return Of Allotment Of Share -- 30,400 shares
9 February 2004	Lodgment Of Return Of Allotment Of Share -- 5,200 shares
9 February 2004	Lodgment Of Return Of Allotment Of Share -- 13,000 shares
29 January 2004	Lodgment Of Return Of Allotment Of Share -- 17,300 shares
29 January 2004	Lodgment Of Return Of Allotment Of Share -- 5,200 shares
29 January 2004	Lodgment Of Return Of Allotment Of share -- 15,600 shares
27 January 2004	Lodgment Of Return Of Allotment Of Share -- 2,600 shares
26 January 2004	Lodgment Of Return Of Allotment Of Share -- 5,200 shares
20 January 2004	Lodgment Of Return Of Allotment Of Share -- 3,900 shares
20 January 2004	Lodgment Of Return Of Allotment Of Share -- 21,400 shares
20 January 2004	Lodgment Of Return Of Allotment Of Share -- 3,900 shares
15 January 2004	Lodgment Of Return Of Allotment Of Share -- 23,400 shares
15 January 2004	Lodgment Of Return Of Allotment Of Share -- 10,400 shares
15 January 2004	Lodgment Of Return Of Allotment Of share -- 2,600 shares
26 December 2003	Lodgment Of Return Of Allotment Of Share -- 7,800 shares
26 December 2003	Lodgment Of Return Of Allotment Of Share -- 4,350 shares
26 December 2003	Lodgment Of Return Of Allotment Of Share -- 10,400 shares
26 December 2003	Lodgment Of Return Of Allotment Of Share -- 13,000 shares

Biz-Filing with Registry of Companies and Businesses

26 December 2003	Lodgment Of Return Of Allotment Of Share -- 8,400 shares
23 December 2003	Lodgment Of Return Of Allotment Of Share -- 7,700 shares
23 December 2003	Lodgment Of Return Of Allotment Of share -- 12,400 shares
16 December 2003	Lodgment Of Return Of Allotment Of Share -- 20,800 shares
16 December 2003	Lodgment Of Return Of Allotment Of Share -- 28,950 shares
16 December 2003	Lodgment Of Return Of Allotment Of Share -- 2,600 shares
8 December 2003	Lodgment Of Return Of Allotment Of Share -- 14,800 shares
8 December 2003	Lodgment Of Return Of Allotment Of Share -- 16,800 shares
8 December 2003	Lodgment Of Return Of Allotment Of Share -- 7,800 shares
3 December 2003	Lodgment Of Return Of Allotment Of Share -- 3,200 shares
3 December 2003	Lodgment Of Return Of Allotment Of share -- 42,600 shares
2 December 2003	Lodgment Of Return Of Allotment Of Share -- 22,700 shares
24 November 2003	Lodgment Of Return Of Allotment Of Share -- 15,600 shares
24 November 2003	Lodgment Of Return Of Allotment Of Share -- 18,800 shares
28 November 2003	Lodgment Of Return Of Allotment Of Share -- 12,300 shares

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
bizFILE

RECEIPT

Receipt No : RCB0000000527725A

Date/Time : 19/02/2004 15:22

Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 95.00

This is a computer-generated receipt. No signature is required.

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Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- Allottee is an Individual
- Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

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Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 7800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 16/02/2004 (dd/mm/yyyy)

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List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100595547.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100595547.50**	**0.00**	**0.00**

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10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

RECEIPT

Receipt No : RCB0000000527694A
Date/Time : 19/02/2004 15:11
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 105.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1001765C / BARRY HENRY PATRICK DESKER
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1596086H / PHOON SIEW HENG
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 13000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 13/02/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100594767.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100594767.50**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000527649A

Date/Time : 19/02/2004 14:57

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 115.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
RCB
bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1001765C / BARRY HENRY PATRICK DESKER
☐ S1069567H / TAN JIAK NGEE MICHAEL
☐ S1596086H / PHOON SIEW HENG
☐ S1673157I / YIP WAI PING ANNABELLE
☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	11800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ( ) **Allottee is an Individual**
- (•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 11800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 12/02/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100593467.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100593467.50**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

RECEIPT

Receipt No : RCB0000000525594A Date/Time : 18/02/2004 10:40
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 125.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ( ) Allottee is an Individual
- (•) Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 13600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 09/02/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Nominal Value per Share :	0.10		
Amount of Authorised Share Capital :	200000000.00		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	100592287.50	0.00	0.00
Amount of Paid-up Share Capital :	100592287.50	0.00	0.00

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB RCB GST No: MG-8400000-5
bizFILE

RECEIPT

Receipt No : RCB0000000525541A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

Date/Time : 18/02/2004 10:20

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 135.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions bizFILE

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Return of Allotment of Shares

Submit

*Please fill in the following information. Fields marked * must be completed.*

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Submit

*Please fill in the following information. Fields marked * must be completed.*

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * *Please read instructions carefully before entering.*

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 10400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/02/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100590927.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100590927.50**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

RECEIPT

Receipt No : RCB0000000525501A

Date/Time : 18/02/2004 10:05

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 145.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	18000		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- Allottee is an Individual
- Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : *
- Local
- Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 18000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 05/02/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100589887.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100589887.50**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

RECEIPT

Receipt No : RCB0000000515104A   Date/Time : 09/02/2004 12:19
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 165.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

** You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.*

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	30400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ● **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ● Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 30400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 03/02/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100588087.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100588087.50**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
RCB bizFILE

RECEIPT

Receipt No : RCB0000000515077A Date/Time : 09/02/2004 12:09
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 175.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1001765C / BARRY HENRY PATRICK DESKER
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1596086H / PHOON SIEW HENG
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ( ) **Allottee is an Individual**
- (•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 5200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 30/01/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100585047.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100585047.50**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
bizFILE

RECEIPT

Receipt No : RCB0000000514981A   Date/Time : 09/02/2004 11:34
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 185.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 13000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/01/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

REGISTRY OF COMPANIES AND BUSINESSES
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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100584527.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100584527.50**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000503248A

Date/Time : 29/01/2004 14:12

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 195.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1001765C / BARRY HENRY PATRICK DESKER
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1596086H / PHOON SIEW HENG
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	17300		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**
(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 17300

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 26/01/2004 (dd/mm/yyyy)

Save Reset Back

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100583227.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100583227.50**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000503213A

Date/Time : 29/01/2004 14:01

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 205.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1001765C / BARRY HENRY PATRICK DESKER
☐ S1069567H / TAN JIAK NGEE MICHAEL
☐ S1596086H / PHOON SIEW HENG
☐ S1673157I / YIP WAI PING ANNABELLE
☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

REGISTRY OF COMPANIES AND BUSINESSES
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RCB bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ Allottee is an Individual
- ◉ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch | Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 5200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 21/01/2004 (dd/mm/yyyy)

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REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100581497.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100581497.50**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000503166A

Date/Time : 29/01/2004 13:44

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 215.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 15600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 19/01/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100580977.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100580977.50**	**0.00**	**0.00**

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DEPOSIT SERVICES

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Statement of Transaction for Deposit Service Account

From 27/01/2004 To 27/01/2004

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
Singapore 819659

Account No. : 030066
Registration No.: PB02001177

S/No	Date	Used By	Transaction Type Transaction No.	Receipt No.	Debit (S$)	Credit (S$)
	27/01/2004	**Balance Brought Forward**				**235.00**
1	27/01/2004 09:16:23	S1154811C	Lodgment Of Return Of Allotment Of Share / 197201770G C040028087	RCB0000000498539A	10.00	0.00
Total					**10.00**	**0.00**
Balance Carried Down						**225.00**

The above information will be treated as correct unless you notify us of any error within 14 days. For any queries on your account, kindly contact officer at 325 3721. Your account will be inactivated once the balance reaches $50/-. Therefore, please top up your account before it reaches $50/-.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1001765C / BARRY HENRY PATRICK DESKER
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1596086H / PHOON SIEW HENG
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	2.00		

Save | Delete Issued Share | Reset | Back

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 16/01/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100579417.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100579417.50**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000498450A   Date/Time : 26/01/2004 17:46
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 235.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 5200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 16/01/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100579157.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100579157.50**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000495838A Date/Time : 20/01/2004 12:38
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 245.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3900		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	2.00		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a considerartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 3900

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 15/01/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100578637.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100578637.50**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

RECEIPT

Receipt No : RCB0000000495806A

Date/Time : 20/01/2004 12:22

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 255.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	21400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**
(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 21400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 15/01/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100578247.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100578247.50**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
RCB

bizFILE

RECEIPT

Receipt No : RCB0000000495782A

Date/Time : 20/01/2004 12:12

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 265.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3900		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 3900

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 14/01/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100576107.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100576107.50**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000490905A Date/Time : 15/01/2004 15:14
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 275.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	23400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 23400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 12/01/2004 (dd/mm/yyyy)

[Save] [Reset] [Back]

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100575717.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100575717.50**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
bizFILE

RECEIPT

Receipt No : RCB0000000490863A Date/Time : 15/01/2004 15:04
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 285.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 10400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 09/01/2004 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Nominal Value per Share :	0.10		
Amount of Authorised Share Capital :	200000000.00		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	100573377.50	0.00	0.00
Amount of Paid-up Share Capital :	100573377.50	0.00	0.00

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000490821A
Date/Time : 15/01/2004 14:54
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 295.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (◉) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (◉) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1001765C / BARRY HENRY PATRICK DESKER
☐ S1069567H / TAN JIAK NGEE MICHAEL
☐ S1596086H / PHOON SIEW HENG
☐ S1673157I / YIP WAI PING ANNABELLE
☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 05/01/2004 (dd/mm/yyyy)

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REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

REGISTRY OF COMPANIES AND BUSINESSES
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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100572337.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100572337.50**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000467707A Date/Time : 26/12/2003 16:29
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 325.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

(•) company is listed on the securities exchange
( ) company is an unlisted public company
( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : 197201770G

Company Name : SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1001765C / BARRY HENRY PATRICK DESKER
- [ ] S1069567H / TAN JIAK NGEE MICHAEL

- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, SHIREENA JOHAN WOON, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
RCB bizFIL

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * *Please read instructions carefully before entering.*

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 7800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 22/12/2003 (dd/mm/yyyy)

Save Reset Back

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFIL

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

*Please fill in the following information. Fields marked * must be completed.*

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100572077.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100572077.50**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000467648A

Date/Time : 26/12/2003 16:0

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 335.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1001765C / BARRY HENRY PATRICK DESKER
- [ ] S1069567H / TAN JIAK NGEE MICHAEL

☐ S1596086H / PHOON SIEW HENG

☐ S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI

☐ S2163476Z / CHENG WAI WING EDMUND

☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, SHIREENA JOHAN WOON, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summar of Capita

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4350		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.80		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a considеartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : THE CENTRAL DEPOSITORY (PTE) LIMITED

Address Type : Local

Local Address (* If Address Type is Local Address)

Postal Code : 068804

Block/House No. : 2

Street Name : SHENTON WAY

Unit : # 19 - 00

Building/Estate Name : SGX CENTRE I

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * *Please read instructions carefully before entering.*

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 4350

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 19/12/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summar of Capita

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capita

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100571297.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100571297.50**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000467289A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

Date/Time : 26/12/2003 13:06

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 345.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1001765C / BARRY HENRY PATRICK DESKER
- [ ] S1069567H / TAN JIAK NGEE MICHAEL

☐ S1596086H / PHOON SIEW HENG

☐ S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI

☐ S2163476Z / CHENG WAI WING EDMUND

☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, SHIREENA JOHAN WOON, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Submi

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summ of Cap

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ Allottee is an Individual

◉ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : THE CENTRAL DEPOSITORY (PTE) LIMITED

Address Type : Local

Local Address (* If Address Type is Local Address)

Postal Code : 068804

Block/House No. : 2

Street Name : SHENTON WAY

Unit : # 19 - 00

Building/Estate Name : SGX CENTRE I

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 10400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 19/12/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100570862.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100570862.50**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000467271A

Date/Time : 26/12/2003 12:54

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 355.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. :	**197201770G**
Company Name :	**SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**
Nature of Meeting : *	Members
Place of Meeting : *	
Date of Meeting: *	(dd/mm/yyyy)
Resolution Type : *	Special
Description : * (max 2000 characters)	
Attachment : * (copy of resolution)	Browse (Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as *filenameyyyyMMddmmsstt*
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL

- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, SHIREENA JOHAN WOON, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capita

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ Allottee is an Individual
◉ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 13000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 18/12/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100569822.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100569822.50**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000467250A
Date/Time : 26/12/2003 12:4
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITEDSINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD 20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3 SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amoun
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.0(
		Total (S$) :		10.0(

Deposit Service Account No. : 030066 Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 365.00 Balance Amount in Deposit Account : $ 365.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1001765C / BARRY HENRY PATRICK DESKER
- [ ] S1069567H / TAN JIAK NGEE MICHAEL

☐ S1596086H / PHOON SIEW HENG
☐ S1673157I / YIP WAI PING ANNABELLE
☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, SHIREENA JOHAN WOON, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : THE CENTRAL DEPOSITORY (PTE) LIMITED

Address Type : Local

Local Address (* if Address Type is Local Address)

Postal Code : 068804

Block/House No. : 2

Street Name : SHENTON WAY

Unit : # 19 - 00

Building/Estate Name : SGX CENTRE I

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 8400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 17/12/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100568522.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100568522.50**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB RCB GST No: MG-8400000-5
bizFILE

RECEIPT

Receipt No : RCB0000000464829A
Date/Time : 23/12/2003 14:46
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 375.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7700		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 7700

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 16/12/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100567682.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100567682.50**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
bizFILE

RECEIPT

Receipt No : RCB0000000464386A Date/Time : 23/12/2003 10:52
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 385.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

** You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.*

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	12400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : * [ ]

Nationality : * [ ]

Mobile No : [ ]

Occupation : [ ]

Email Address : [ ]

Address Type : * ◉ Local ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. : [ ]

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address : [ ]
[ ]

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* If Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 12400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 12/12/2003 (dd/mm/yyyy)

Save Reset Back

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

REGISTRY OF COMPANIES AND BUSINESSES
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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100566912.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100566912.50**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000456073A

Date/Time : 16/12/2003 10:57

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 405.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	20800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 20800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 11/12/2003 (dd/mm/yyyy)

Save Reset Back

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

REGISTRY OF COMPANIES AND BUSINESSES
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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100565412.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100565412.50**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000456042A

Date/Time : 16/12/2003 10:49

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 415.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1001765C / BARRY HENRY PATRICK DESKER
☐ S1069567H / TAN JIAK NGEE MICHAEL
☐ S1596086H / PHOON SIEW HENG
☐ S1673157I / YIP WAI PING ANNABELLE
☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	28950		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch | Search

Registration No. : * 198003912M Retrieve Details

Name : THE CENTRAL DEPOSITORY (PTE) LIMITED

Address Type : Local

Local Address (* if Address Type is Local Address)

Postal Code : 068804

Block/House No. : 2

Street Name : SHENTON WAY

Unit : # 19 - 00

Building/Estate Name : SGX CENTRE I

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 28950

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 08/12/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100563332.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100563332.50**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000456128A
Date/Time : 16/12/2003 11:11
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 395.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1001765C / BARRY HENRY PATRICK DESKER
☐ S1069567H / TAN JIAK NGEE MICHAEL
☐ S1596086H / PHOON SIEW HENG
☐ S1673157I / YIP WAI PING ANNABELLE
☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	2.00		

Save | Delete Issued Share | Reset | Back

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Nominal value per share is required.

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch [Search]

Registration No. : * 198003912M [Retrieve Details]

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 11/12/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100565672.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100565672.50**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
bizFILE

RECEIPT

Receipt No : RCB0000000446922A
Date/Time : 08/12/2003 15:19
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 425.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	14800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save | Delete Issued Share | Reset | Back

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 14800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 04/12/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100560437.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100560437.50**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000446864A
Date/Time : 08/12/2003 15:05
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 435.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions
bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	16800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch | Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 16800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 03/12/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100558957.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100558957.50**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
RCB bizFILE

RECEIPT

Receipt No : RCB0000000446797A Date/Time : 08/12/2003 14:45
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 445.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 7800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 02/12/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100557277.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100557277.50**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

RECEIPT

Receipt No : RCB0000000442482A
Date/Time : 03/12/2003 17:01
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 465.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1001765C / BARRY HENRY PATRICK DESKER
☐ S1069567H / TAN JIAK NGEE MICHAEL
☐ S1596086H / PHOON SIEW HENG
☐ S1673157I / YIP WAI PING ANNABELLE
☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	2.00		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 3200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 28/11/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100556497.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100556497.50**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB RCB GST No: MG-8400000-5
bizFILE

RECEIPT

Receipt No : RCB0000000442448A Date/Time : 03/12/2003 16:54
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 475.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	42600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 42600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 28/11/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100556177.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100556177.50**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
bizFILE

RECEIPT

Receipt No : RCB0000000439515A Date/Time : 02/12/2003 10:28
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 485.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LUM SIEW FONG, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	22700		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : * [ ]

Nationality : * [ ]

Mobile No : [ ]

Occupation : [ ]

Email Address : [ ]

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. : [ ]

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address : [ ]
[ ]

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 22700

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 26/11/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100551917.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100551917.50**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5
bizFILE

RECEIPT

Receipt No : RCB0000000431391A
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account

Date/Time : 24/11/2003 11:3

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amoun
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.0(
		Total (S$) :		10.0(

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 505.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1001765C / BARRY HENRY PATRICK DESKER
- [ ] S1069567H / TAN JIAK NGEE MICHAEL

☐ S1596086H / PHOON SIEW HENG

☐ S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI

☐ S2163476Z / CHENG WAI WING EDMUND

☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, SHIREENA JOHAN WOON, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summar of Capit

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

Save Delete Issued Share Reset Back

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capita

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ Allottee is an Individual
◉ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : THE CENTRAL DEPOSITORY (PTE) LIMITED

Address Type : Local

Local Address (* If Address Type is Local Address)

Postal Code : 068804

Block/House No. : 2

Street Name : SHENTON WAY

Unit : # 19 - 00

Building/Estate Name : SGX CENTRE I

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 15600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 20/11/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

REGISTRY OF COMPANIES AND BUSINESSES
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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summar of Capita

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100548417.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100548417.50**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

bizFILE

RECEIPT

Receipt No : RCB0000000431357A

Date/Time : 24/11/2003 11:

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amour
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.0
		Total (S$) :		10.0

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 515.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1001765C / BARRY HENRY PATRICK DESKER
- [ ] S1069567H / TAN JIAK NGEE MICHAEL

- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, SHIREENA JOHAN WOON, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summa of Capit

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	18800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | Summary of Capital

Particulars of Allottee

Shareholder Category : * **Company / Foreign Branch**

Registration No. : * **198003912M**

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : * **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : **# 19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Authorised Capital

Class of Shares	Currency	Nominal Value per Share	Share Group	Shares Allotted	Total No. of shares after allotment
Ordinary	SINGAPORE DOLLAR (099)	0.10		18800	18800

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :

b) No. of shares allotted :

c) Class of shares allotted : Ordinary

d) Currency :

e) Date of allotment : (dd/mm/yyyy)

Save Reset Delete Back

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Shares payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summ of Capi

Please fill in the following information. Fields marked * must be completed.

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned :
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : **0.10**

b) No. of shares allotted : 18800

c) Class of shares allotted : **Ordinary**

d) Currency : **SINGAPORE DOLLAR**

e) Date of allotment : 19/11/2003

Save | Reset | Delete | Back

REGISTRY OF COMPANIES AND BUSINESSES
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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summa of Capit

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

REGISTRY OF COMPANIES AND BUSINESSES
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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summai of Capit:

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100546857.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100546857.50**	**0.00**	**0.00**

REGISTRY OF COMPANIES AND BUSINESSES
10 Anson Road #05-01/15 International Plaza Singapore 079903
RCB GST No: MG-8400000-5

RECEIPT

Receipt No : RCB0000000435800A
Date/Time : 28/11/2003 10:40
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 495.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

REGISTRY OF COMPANIES AND BUSINESSES
:: online filing transactions

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1001765C / BARRY HENRY PATRICK DESKER
- ☐ S1069567H / TAN JIAK NGEE MICHAEL

- ☐ S1596086H / PHOON SIEW HENG
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, SHIREENA JOHAN WOON, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	12300		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.44		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ Allottee is an Individual
◉ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

NRIC/FIN/Passport No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* If Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* If Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : THE CENTRAL DEPOSITORY (PTE) LIMITED

Address Type : Local

Local Address (* If Address Type is Local Address)

Postal Code : 068804

Block/House No. : 2

Street Name : SHENTON WAY

Unit : # 19 - 00

Building/Estate Name : SGX CENTRE I

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 12300

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 21/11/2003 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

NRIC/FIN/Passport No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**100549647.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**100549647.50**	**0.00**	**0.00**